Exhibit 99.1

All amounts are in United States dollars, unless stated otherwise.

Alamos Gold Appoints New Chairman of the Board

Toronto, Ontario (June 2, 2014) - Alamos Gold Inc. (TSX: AGI; NYSE: AGI) (the “Company” or “Alamos”) wishes to announce that Paul Murphy has been appointed as non-executive Chairman of the Board of Directors of the Company. Mr. Murphy is a current director of the Company and replaces Mark Wayne, who tendered his resignation effective as of May 28, 2014, the date of the Company’s Annual General Meeting.

In announcing Mr. Murphy’s appointment, John McCluskey, Alamos President and CEO, noted: “Paul’s extensive knowledge of the resources industry, finance and listed company governance makes him exceptionally well qualified to lead the Alamos board in helping to deliver long-term, sustainable returns for the Company’s shareholders.”

Mr. Murphy has been a Director of Alamos and the Company’s Audit Committee Chair since 2010. Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981. Throughout his career, Mr. Murphy has worked primarily in the resource sector, including work with several major international mining and oil and gas companies. Mr. Murphy obtained a Bachelor of Commerce degree from Queen’s University, and obtained his Chartered Accountant designation in 1975.

Mr. Murphy succeeds Mark Wayne in the role of Chairman of Alamos. Mr. Wayne was one of the longest-serving directors of the Company and played an instrumental role in providing leadership and vision to Alamos during a critical period in the Company’s history as it first transitioned to the world-class intermediate gold producer that it is today. The Alamos Board wishes to thank Mr. Wayne for his invaluable contributions and wishes him the best in his future endeavors.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $400 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of May 27, 2014, Alamos had 127,357,488 common shares outstanding (139,110,887 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

2	ALAMOS GOLD INC